

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 28, 2009

VIA USMAIL and FAX (212) 894-5912

Mr. Michael L. Ashner
Chief Executive Officer
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114

> **Re: Winthrop Realty Trust**
> **Pre-Effective Amendment No. 1 to Form S-3**
> **Filed August 28, 2009**
> **File No. 333-155698**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/17/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on 4/21/09**
> **File No. 001-06249**

Dear Mr. Asher:

We have reviewed your above-referenced filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business

Investment and Operating Strategy, page 5

1.   We note your disclosure elsewhere in your report that you may change your
        investment strategy without shareholder consent. In future filings, please explain
        in this section whether shareholders will be notified of such changes.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Repurchases of Equity Securities

Dividend Policy, page 29

2.   Please describe any material limitations in your existing credit facilities which
        restrict your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K.
        Provide this disclosure in future filings and tell us how you plan to comply. To
        the extent you believe the limitations are not material, please tell us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview

3.   We note your disclosure in this section that each of your investment platforms
        serves "essentially" on a stand-alone basis. In future filings, please provide more
        detailed disclosure in this section regarding the "stand-alone" nature of your
        businesses. Include in such disclosure a discussion of whether any of the
        obligations of your subsidiaries affects other aspects of your business.

Exhibits

4.   We note that exhibits 10.7, 10.8, 10.9, 10.13, 10.14, 10.15, 10.16, 10.19, 10.21
        and 10.22 only list and do not include the exhibits and schedules listed in the table
        of contents for each respective agreement. Please refer to Item 601(b)(10) of
        Regulation S-K and tell us why you have not included the listed exhibits and
        schedules or file such exhibits and schedules.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 21, 2009

Certain Relationships and Related Transactions, page 16

5.   In future filings, please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: David A. Pentlow
     Katten Muchin Rosenman LLP (via facsimile)